Exhibit 99.1

Quhuo Announces Plan to Implement ADS Ratio Change

BEIJING, Aug. 20, 2025 /PRNewswire/ Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”), a leading gig economy platform focusing on local life services, today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to ten (10) Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”), to a new ADS Ratio of one ADS to nine hundred (900) Class A Ordinary Shares.

A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the U.S. Securities and Exchange Commission (the “SEC”) to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on August 25, 2025 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date. Quhuo’s ADSs will continue to be traded on The Nasdaq Stock Global under the same symbol “QH” under a new CUSIP number – 74841Q308.

For Quhuo’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-90 reverse ADS split and will have no impact on an ADS holder’s proportional equity interest in the Company. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every ninety (90) existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for Quhuo’s ADS program, will arrange for the exchange of the current ADSs for the new ones, if needed.

No fractional ADSs will be allocated in connection with such ADS Ratio change. The aggregate fractions, if any, will be sold and the net proceeds (after deduction of fees, taxes, and expenses) will be distributed to the entitled ADS holders.

As a result of the change in the ADS Ratio, Quhuo’s ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 90 times the ADS trading price before the change.

About Quhuo

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solutions platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand food delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and end consumers to enable the delivery of goods, services and experiences to consumers.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s anticipated timeline for the ADS Ratio change and its expectations regarding the ADS price following the change. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the SEC, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

SOURCE Quhuo Limited